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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 2

                                  Unitrin, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913275 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Caroline W. Singleton
                          335 N. Maple Drive, Suite 177
                             Beverly Hills, CA 90210
                                 (310) 278-1777
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 13, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  913275 10 3                  13D                    Page 2 of 4 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Caroline W. Singleton, Sole Trustee of the Singleton Family Trust,

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           14,484,520
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY           0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         14,484,520
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  14,484,520
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9% (based on the number of shares outstanding reported as of March 13, 2000 on Unitrin, Inc.'s Definitive Proxy Statement on Form 14A filed with the Securities and Exchange Commission on March 31, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  913275 10 3                   13D                   Page 3 of 4 Pages



These statements relate to the Schedule 13D filed on August 25, 1999 by Caroline
W. Singleton as the sole trustee of the Singleton Family Trust, as amended by Amendment No. 1 filed on February 11, 2000, with regard to the beneficial ownership of common stock, par value $0.10 per share, of Unitrin, Inc. (the "Company") and constitutes Amendment No. 2 thereto.

The following items are amended and restated in their entirety as follows:

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         The Survivor's Trust of the Singleton Family Trust (the "Trust"), of which I am the sole trustee, intends to contribute 14,484,520 shares of the Company (the "Shares") to the Singleton Group LLC (the "LLC"), subject to obtaining any necessary regulatory approval. The Trust is the sole member of the LLC.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         I intend to transfer the Shares from the Trust to the LLC for personal financial planning purposes.

         Other than as described in Item 3, I have no plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         After the contemplated transfer of the Shares to the LLC, I will no longer have voting or dispositive power with respect to the Shares in my capacity as trustee of the Trust. However, I will share voting and dispositive power with respect to the Shares in my capacity as a manager of the LLC under the LLC operating agreement upon the transfer of the Shares to the LLC.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 5.

--------------------------------------------------------------------------------


                            [Signature Page Follows]

CUSIP No.  913275 10 3                   13D                   Page 4 of 4 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 19, 2000
                                        ----------------------------------------
                                                         (Date)


                                               /s/ CAROLINE W. SINGLETON
                                        ----------------------------------------
                                                       (Signature)


                                        Caroline W. Singleton, Sole Trustee of
                                        the Singleton Family Trust
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).